Oncolytics Biotech® Announces President and Chief Executive Officer Dr. Matt Coffey to Take Medical Leave of Absence

Wayne Pisano, Chair of Oncolytics’ Board of Directors, to serve as interim CEO

Overall Survival data from BRACELET-1 breast cancer study continues to be expected in H2 2024

Pelareorep combination therapy advancing towards registration-enabling study in pancreatic cancer

SAN DIEGO, CA, and CALGARY, AB, June 24, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapeutics for oncology, today announced that Matt Coffey, PhD, President and Chief Executive Officer of Oncolytics will take a medical leave of absence, effective immediately. Wayne Pisano, Chair of Oncolytics’ Board of Directors, will serve as the interim CEO during Dr. Coffey’s absence.

“On behalf of the Board, I would like to wish Matt a swift recovery. In the interim, the Board and I are highly confident in our tenured executive team’s ability to continue executing our mission, achieve our strategic priorities, and drive forward our registration-enabling clinical plans for pelareorep, a differentiated and potentially leading immunotherapeutic agent in breast and pancreatic cancers,” said Wayne Pisano, Chair of Oncolytics’ Board of Directors. “Together, we will continue to deliver on our long-term goals to ultimately bring pelareorep to patients with cancer.”

Wayne Pisano, Chair of the Board since 2013, has more than 30 years of experience as a pharmaceutical industry executive and over 12 years of experience in the biotech industry. Mr. Pisano served as the president of VaxInnate, a privately held biotech company, and has served as a Board Director of several biotech companies, including Provention Bio and Altimmune Inc.  He served as Chairman of Provention Bio for four years, overseeing the company’s acquisition by Sanofi in April 2023.

Mr. Pisano is the former President and CEO of Sanofi Pasteur, one of the largest vaccine companies in the world. He is credited with driving Sanofi Pasteur’s leadership within the worldwide influenza market, capturing 50% of global sales. He also laid the foundation for the company’s global pediatric vaccines strategy and bolstered the Sanofi Pasteur pipeline with the acquisition of Acambis PLC, a biotech based in Boston, in 2008 and Shantha Biotechnics, a highly regarded Indian vaccine company in 2010. Prior to joining Sanofi Pasteur, he spent 11 years with Novartis (formerly Sandoz). He has a bachelor’s degree in biology from St. John Fisher University in New York and an MBA from the University of Dayton in Ohio.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot." This allows the anti-tumor immune cells, induced by pelareorep, to attack the cancer.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include Oncolytics' belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our belief in our executive team’s ability to continue executing our mission, achieve our strategic priorities and drive forward our registration-enabling clinical plans for pelareorep; our expectation that we will continue to deliver on our long-term goals to ultimately bring pelareorep to patients with cancer; our plans to advance towards registrational studies in metastatic breast cancer and pancreatic cancer; and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. We may incur expenses or delays relating to such events outside of our control, including public health crises such as pandemics and epidemics, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com